ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA KIMBERLY L. RUDGE, ESQ STUART REED, ESQ MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

March 6, 2020

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Worthy Peer Capital II, Inc. Offering Statement on Form 1-A Filed February 5, 2020 File No. 024-11150

Dear Sir or Madam:

We have electronically filed herewith on behalf of Worthy Peer Capital II, Inc. (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on February 5, 2020 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the original Form 1-A filed on February 5, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Sally Outlaw dated March 3, 2020. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

March 6, 2020

Part II

Use of Proceeds, page 15

Comment:

1. We note your disclosure on page 15 that 5% of the proceeds will used for payments under the Management Services Agreement. In this regard, we note your disclosure that you have not yet determined the the monthly fee or the fee for the annual salaries of the executive officers and other personnel employed by Worthy Management. To the extent that you are paying back the amount of advances that WFI provided, please set forth the interest rate and maturity of such indebtedness. Also, please clarify whether this payment is remuneration based either directly or indirectly on the bonds sold in this offering. In this regard, we note that the payment to WFI appears to be based on the number of bonds sold in the offering.

Response:

In response to the Staff’s comment, with respect to WFI, the Company’s parent company, the Form 1-A has been revised to clarify that the Company will not be paying back to WFI, any of the advances made to the Company by WFI, therefore there is no interest rate or maturity associated with such advances by WFI.

With respect to Worthy Management, an affiliate providing management services to the Company, the Company is obligated to reimburse Worthy Management, for the costs incurred by Worthy Management in paying for the staff and office expenses for the Company under the Amended and Restated Management Services Agreement dated March 5, 2020 (the “Management Services Agreement”) between the Company and Worthy Management. There is no interest rate or maturity associated with the obligations to reimburse Worthy Management under the Management Services Agreement and the Form 1-A has been revised accordingly to reflect that.

The Form 1-A has also been revised to clarify that the reimbursement amounts payable to Worthy Management by the Company will accrue until the Company can make reimbursement payments to Worthy Management from up to 5% of the proceeds of this offering and distributions from Worthy Lending II, the Company’s operating subsidiary (generated from the income from the operations from Worthy Lending II), which reimbursement payments will be made in advance on a monthly basis.

Our Business, page 18

Comment:

2. We note your disclosure on page 18 that your business model is centered primarily around providing loans for small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment and purchase order financing. Please revise your business section to disclose your plan of operation so that investors understand how and when you plan on providing loans, acquiring real estate and making investments, including whether loans will be referred to you by WFI and whether you have any contracts with third parties related to the services you intend to provide. In this regard, we note your disclosure in your Risk Factors section that you intend to contract with third parties to provide services related to your online web lending and marketing as well as systems that automate the servicing of your loan portfolios.

Response:

In response to the Staff’s comment, the Company has revised the business section in the Form 1-A to include a plan of operations on page 22 to address all of the Staff’s questions and concerns in this comment.

Worthy Causes, page 20

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

March 6, 2020

Comment:

3. We note your disclosure on page 20 that bonds can be donated to charitable organizations. Please disclose if your investors will be charged a 1% transfer fee for making contributions via your Worthy Causes program.

Response:

In response to the Staff’s comment, the Company has revised the Form 1-A to clarify that investors will not be charged any transfer fee for making contributions via the Worthy Causes program.

Management

Directors and Executive Officers

Involvement in Certain Legal Proceedings, page 24

Comment:

4. We note your disclosure regarding the Order Instituting Cease-and-Desist Proceedings pursuant to Section 21C of the Exchange Act issued by the U.S. Securities and Exchange Commission on September 30, 2016 to Mr. D’Arelli. Please revise your offering circular summary to include a summary of the order.

Response:

In response to the Staff’s comment, the Company has revised the Form 1-A to include a summary of the referenced order in the offering circular summary.

Description of the Worthy II Bonds, page 26

Comment:

5. We note your disclosure on page 26 that the bonds are “renewable at the option of the bond holder.” Please disclose the process to renew the bonds and that the bonds may be renewed for up to two additional three year terms. In addition, please disclose that Worthy II Bonds, prior to the maturity date, are prepayable upon five days notice by Worthy Peer Capital II to the bond holder and that the outstanding principal balance together with the interest will be credited to the bond holder’s account within five business days following the prepayment date. Also disclose that prior to the maturity date, the bond holder has the right to cause Worthy Peer Capital II to repurchase the bond at any time upon five days notice and that the outstanding principal balance together with the interest earned through the repurchase date will be credited to the bondholder’s account within five business days or, if the bondholder withdraws an aggregate amount greater than $50,000 in any 30 day period, but, if a bondholder holds in the aggregate a principal amount greater than $100,000, the bondholder may not exercise its right to cause the company to repurchase any portion of the Worthy II Bonds for a period of at least twelve months from the date of purchase.

Response:

In response to the Staff’s comment, the Company has revised the Form 1-A to disclose the process to renew the bonds and that the bonds may be renewed for up to two additional three year terms. The Company also revised the Form 1-A disclosure to include disclosure that Worthy II Bonds, prior to the maturity date, are prepayable upon five days notice by the Company to the bond holder and that the outstanding principal balance together with the interest will be credited to the bond holder’s account within five business days following the prepayment date and to also disclose that prior to the maturity date, the bond holder has the right to cause the Company to repurchase the bond at any time upon five days notice and that the outstanding principal balance together with the interest earned through the repurchase date will be credited to the bondholder’s account within five business days or, if the bondholder withdraws an aggregate amount greater than $50,000 in any 30 day period, then it may take up to thirty (30) days to process the payment and remit the funds back to the bondholder’s account and if a bondholder holds in the aggregate a principal amount greater than $100,000, the bondholder may not exercise its right to cause the Company to repurchase any portion of the Worthy II Bonds for a period of at least twelve months from the date of purchase.

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

March 6, 2020

Comment:

6. Please disclose whether you plan on claiming an exemption for the renewals of the bonds or whether you intend to register the renewals. If you intend to use the exemption provided under Regulation A, please disclose to investors whether you intend to use the current Form 1-A or to qualify a new one. Please confirm your understanding that if Regulation A is used for the renewals, the aggregate offering amount available to you under Regulation A would be reduced by the amount of the renewed bonds.

Response:

In response to the Staff’s comment, the Company has revised the Form 1-A to state that the Company does not plan to register the renewals of the bonds and that the Company intends to use the exemption provided under Regulation A by filing a new Form 1-A for the renewals. We also confirm the Company’s understanding that that if Regulation A is used for the renewals, the aggregate offering amount available to the Company under Regulation A would be reduced by the amount of the renewed bonds.

Comment:

7. We note your disclosure on page 26 that bond holders “may be charged a transaction fee if the method of payment requires the company to incur an expense.” Please disclose how the transaction fee will be calculated.

Response:

In response to the Staff’s comment, the Company has revised the Form 1-A to disclose that the transaction fee will be an amount equal to the amount that the Company will be charged by the payment processor.

Comment:

8. Your disclosure on page 26 that the “Worthy II Bonds will be governed and construed in accordance with the laws of the State of Florida” is inconsistent with the Form of Worthy II Bond and the Worthy II Bond Investor Agreement filed as exhibits to your offering statement, which state that the Bond will be governed and interpreted in accordance with the laws of the State of Delaware. Please revise for consistency. Similarly, your disclosure states that you are a Florida corporation but your Form of Worthy II Bond and the Worthy II Bond Investor Agreement state that you are a Delaware corporation and refer to the bond as a Worthy Bond instead of as a Worthy II Bond. Please revise for clarity and consistency.

Response:

In response to the Staff’s comment, the Company has revised the Form of Worthy II Bond and the Form of Worthy II Bond Investor Agreement filed as exhibits to the Form 1-A, for clarity and consistency, to correctly state that the Bond will be governed and interpreted in accordance with the laws of the State of Florida and to state that the Company is a Florida corporation and to refer to the bond as a Worthy II Bond.

Plan of Distribution

Arbitration, page 30

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

March 6, 2020

Comment:

9. We note that Section 13 of your Worthy II Bond Investor Agreement contains a binding arbitration provision, a jury waiver provision and a class action waiver. Please revise your offering statement on page 26 and in your risk factors section on page 15 to further describe the arbitration, jury waiver and class action waiver provisions, including a detailed description of the opt-out provision regarding your arbitration provision. In addition, describe any questions as to enforceability under federal laws, and clarify whether each of these provisions applies to claims under the federal securities laws and whether each such provision applies to claims other than in connection with this offering. To the extent that any of these provisions apply to federal securities laws claims, please revise the disclosure to state that by agreeing to such provisions, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response:

We note that Section 13 of your Worthy II Bond Investor Agreement contains a binding arbitration provision, a jury waiver provision and a class action waiver. Please revise your offering statement on page 26 and in your risk factors section on page 15 to further describe the arbitration, jury waiver and class action waiver provisions, including a detailed description of the opt-out provision regarding your arbitration provision

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 30 and 31 (formerly page 26) of the Form 1-A.

In addition, describe any questions as to enforceability under federal laws.

Based on past court decisions by Florida state courts and federal courts, the Company believes that such courts generally respect the contractual decision of the parties to submit their disputes to arbitration and such arbitration provision is generally enforceable under federal law and the laws of the State of Florida subject to certain exceptions, such as corruption, fraud or undue means.

While the enforceability of a contractual pre-dispute jury and class action waivers in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court, based on past court decisions, the Company believes that a contractual pre-dispute jury and class action waiver provisions are generally enforceable, including under the federal laws and laws of the State of Florida. In determining whether to enforce a contractual pre-dispute jury and class action waivers, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial and class action. We believe this is the case with respect to the Worthy II Bond Investor Agreement as such provision with respect to waivers of jury trial and class action has been described in the Form 1-A.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 30 and 31 of the Form 1-A.

Clarify whether each of these provisions applies to claims under the federal securities laws and whether each such provision applies to claims other than in connection with this offering.

The Company respectfully submits that:

(a)	The arbitration provision in the Worthy II Bond Investor Agreement is intended to apply to all claims and disputes between or involving the parties to the Worthy II Bond Investor Agreement (which include holders of the Worthy II Bonds) arising directly or indirectly from the relationship created by the Worthy II Bond Investor Agreement, including any claims under the U.S. federal securities law and claims other than in connection with this offering;

(b)	The provision related to jury waiver in the Worthy II Bond Investor Agreement is intended to apply to any suit, action or proceeding brought by any holder of any Worthy II Bonds against the Company directly or indirectly arising out of or relating to the Company’s Worthy II Bonds, the Worthy II Bond Investor Agreement or any transaction contemplated herein or therein, including any claims under the U.S. federal securities laws and claims other than in connection with this offering; and

(c)	The provision related to class action waiver in the Worthy II Bond Investor Agreement is intended to apply to any suit, action or proceeding brought by any holder of any Worthy II Bonds against the Company directly or indirectly arising out of or relating to the Company’s Worthy II Bonds, the Worthy II Bond Investor Agreement or any transaction contemplated herein or therein, including any claims under the U.S. federal securities laws and claims other than in connection with this offering.

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

March 6, 2020

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 30 and 31 of the Form 1-A.

To the extent that any of these provisions apply to federal securities laws claims, please revise the disclosure to state that by agreeing to such provisions, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

The Company respectfully submits that these provisions are not intended to be deemed a waiver by any holder of Worthy II Bonds of the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 30 and 31 of the Form 1-A.

Part III

Index to Exhibits, page 34

Comment:

10. Please revise Exhibit 4.1 to remove the statement that you have read the offering circular and other SEC filings as it is inappropraiate to require an investor to represent that he or she has read the offering materials.

Response:

In response to the Staff’s comment, the Company has revised the referenced representation in Section 4(a) of the Worthy II Bond Investor Agreement filed as Exhibit 4.1 to the Form 1-A to instead require that an investor represent that he or she has received and has had an opportunity to review the Offering Circular provided to them.

Comment:

11. We note that Section 10.06 of your bylaws identifies a state or federal court located in the country in which the principal office of the corporation in the State of Florida is established as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

In response to the Staff’s comment, the Company has revised the Form 1-A to include the following disclosure in a newly created subsection “Exclusive Forum Provision” to the section “Description of the Worthy II Bonds” of the Form 1-A:

““Exclusive Forum Provision. Section 10.06 of our Bylaws provides that “[u]nless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Act, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located in the county in which the principal office of the corporation in the State of Florida is established, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.”

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

March 6, 2020

This provision would not apply to suits brought to enforce a duty or liability created by the Securities Act, Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

This choice of forum provision may limit a bondholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find these provisions of our Bylaws to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.”

The Company advises the Staff that it will make the above disclosure in all future filings it makes with the SEC.

If the Staff has any further comments regarding the Form 1-A, Amendment No.1 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Michael Henderson/ U.S. Securities and Exchange Commission
Hugh West /U.S. Securities and Exchange Commission Sonia Bednarowski/U.S. Securities and Exchange Commission Dietrich King/U.S. Securities and Exchange Commission
Sally Outlaw/Worthy Peer Capital II, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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